UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2006
Commission File Number 333-126527

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LUNA GOLD CORP.
(Exact name of registrant as sspecified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

 Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: August 16, 2006	TIM SEARCY
Tim Searcy, President, Principal
Executive Officer and a member of
the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1

Press release, dated August 16, 2006. Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) ("Luna" or the "Company") reports that it has entered into a Share Purchase Agreement dated June 28, 2006, with Eldorado Gold Corp. ("Eldorado") to acquire the shares of Aurizona Goldfields Corporation ("Aurizona") that are owned by Eldorado for US$6,670,000 (the "Purchase Price"). Eldorado's share position in Aurizona represents 50% of Aurizona's issued shares.